Tel Aviv, July 17, 2012
Our ref: 10108/1255

VIA EDGAR

Kristi Marrone
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Optibase Ltd.
Form 20-F
Filed April 30, 2012
File No. 000-29992

Dear Ms. Marrone:

On behalf of Optibase Ltd. (the "Company"), and further to our conversation yesterday, we confirm the receipt on July 11, 2012 of the Staff's comment letter with respect to the Form 20-F of the Company for the year ended December 31, 2011.

We note that the Staff has requested that the Company either (i) respond to the Staff’s comments within ten business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to these comments. The Company expects that it will be in a position to provide responses to the Staff’s comments no later than August 31, 2012.

If you have any questions or concerns, please call the undersigned at 972-3-607-4479.

Very truly yours, /s/ Shachar Hadar Dr. Shachar Hadar